Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue

Premiums

Gross		$5,088	$4,901	$10,030	$10,118

Less: Ceded		608	586	1,180	1,158
Net premiums		4,480	4,315	8,850	8,960

Net investment income (loss):

Interest and other investment income		1,465	1,398	2,863	2,752

Fair value and foreign currency changes on assets and liabilities (Note 4)		2,626	(405)	6,780	(1,953)

Net gains (losses) on available-for-sale assets		33	41	56	77

Net investment income (loss)		4,124	1,034	9,699	876

Fee income (Note 8)		1,542	1,477	2,989	2,983
Total revenue		10,146	6,826	21,538	12,819

Benefits and expenses

Gross claims and benefits paid (Note 6)		4,353	3,974	8,473	7,976

Increase (decrease) in insurance contract liabilities (Note 6)		3,268	167	7,908	(387)

Decrease (increase) in reinsurance assets (Note 6)		(119)	(60)	(140)	(45)

Increase (decrease) in investment contract liabilities (Note 6)		18	(2)	42	(9)

Reinsurance expenses (recoveries) (Note 7)		(503)	(519)	(1,011)	(1,047)

Commissions		586	589	1,150	1,162

Net transfer to (from) segregated funds (Note 11)		(96)	(74)	(181)	(91)

Operating expenses		1,697	1,626	3,365	3,244

Premium taxes		104	95	204	187

Interest expense		84	78	172	153
Total benefits and expenses		9,392	5,874	19,982	11,143

Income (loss) before income taxes		754	952	1,556	1,676

Less: Income tax expense (benefit) (Note 9)		90	182	178	301

Total net income (loss)		664	770	1,378	1,375

Less: Net income (loss) attributable to participating policyholders (Note 10)		45	41	112	(47)

Shareholders’ net income (loss)		619	729	1,266	1,422

Less: Preferred shareholders’ dividends		24	23	48	47
Common shareholders’ net income (loss)		$595	$706	$1,218	$1,375

Average exchange rates during the reporting periods:	U.S. dollars	1.34	1.29	1.33	1.28

Earnings (loss) per share (Note 13)

Basic		$1.00	$1.16	$2.05	$2.26

Diluted		$1.00	$1.16	$2.04	$2.25

Dividends per common share		$0.525	$0.475	$1.025	$0.930

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Total net income (loss)	$664	$770	$1,378	$1,375
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	(259)	138	(539)	453

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	166	(64)	435	(226)

Reclassifications to net income (loss)	(17)	(29)	(35)	(57)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	7	1	21	4

Reclassifications to net income (loss)	(4)	(2)	(12)	(6)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	(24)	(41)	4	(24)
Total items that may be reclassified subsequently to income	(131)	3	(126)	144
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(57)	27	(100)	89
Total items that will not be reclassified subsequently to income	(57)	27	(100)	89
Total other comprehensive income (loss)	(188)	30	(226)	233
Total comprehensive income (loss)	476	800	1,152	1,608
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	44	42	110	(44)
Shareholders’ comprehensive income (loss)	$432	$758	$1,042	$1,652

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized gains / losses on available-for-sale assets	$(40)	$12	$(102)	$38

Reclassifications to net income for available-for-sale assets	12	12	16	20

Unrealized gains / losses on cash flow hedges	(3)	–	(8)	(1)

Reclassifications to net income for cash flow hedges	1	–	4	2
Total items that may be reclassified subsequently to income	(30)	24	(90)	59
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	17	(8)	37	(24)
Total items that will not be reclassified subsequently to income	17	(8)	37	(24)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(13)	$16	$(53)	$35

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 4)		$8,188	$9,506

Debt securities (Note 4)		78,677	74,443

Equity securities (Note 4)		4,850	4,634

Mortgages and loans		47,485	46,822

Derivative assets		1,914	1,112

Other invested assets (Note 4)		5,095	4,830

Policy loans		3,196	3,222

Investment properties (Note 4)		7,229	7,157

Invested assets		156,634	151,726

Other assets		5,114	4,498

Reinsurance assets (Note 6)		4,210	4,141

Deferred tax assets		1,305	1,209

Intangible assets		1,753	1,779

Goodwill		5,309	5,412

Total general fund assets		174,325	168,765

Investments for account of segregated fund holders (Note 11)		111,684	103,062

Total assets		$286,009	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 6)		$127,728	$121,923

Investment contract liabilities (Note 6)		3,145	3,164

Derivative liabilities		1,804	2,295

Deferred tax liabilities		393	322

Other liabilities		12,506	12,153

Senior debentures		1,300	1,299

Subordinated debt		2,791	3,039

Total general fund liabilities		149,667	144,195

Insurance contracts for account of segregated fund holders (Note 11)		105,168	96,663

Investment contracts for account of segregated fund holders (Note 11)		6,516	6,399

Total liabilities		$261,351	$247,257
Equity

Issued share capital and contributed surplus		$10,659	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		13,025	12,957

Total shareholders’ equity		23,684	23,706

Participating policyholders’ equity		974	864
Total equity		$24,658	$24,570

Total liabilities and equity		$286,009	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.31	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on July 31, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

38	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)

Balance, beginning of period	8,419	8,582

Stock options exercised	16	12

Common shares purchased for cancellation	(107)	(55)
Common shares issued as consideration for business acquisition	–	4
Balance, end of period	8,328	8,543
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	4	3

Stock options exercised	(3)	(2)
Balance, end of period	74	73
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	1,266	1,422

Dividends on common shares	(611)	(566)

Dividends on preferred shares	(48)	(47)

Common shares purchased for cancellation (Note 10)	(293)	(151)

Transfer from participating policyholders’ equity (Note 10)	–	89
Balance, end of period	11,559	11,008
Accumulated other comprehensive income (loss), net of taxes (Note 14)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(224)	230
Balance, end of period	1,466	1,335
Total shareholders’ equity, end of period	$23,684	$23,216
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 10)	112	(47)

Total other comprehensive income (loss) for the period (Note 14)	(2)	3

Transfer to retained earnings (Note 10)	–	(89)
Total participating policyholders’ equity, end of period	$974	$517
Total equity	$24,658	$23,733

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$754	$952	$1,556	$1,676

Adjustments:

Interest expense related to financing activities	62	63	128	123

Increase (decrease) in insurance and investment contract liabilities	3,286	165	7,950	(396)

Decrease (increase) in reinsurance assets	(119)	(60)	(140)	(45)

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(2,659)	364	(6,836)	1,876

Sales, maturities and repayments of invested assets	14,663	16,727	31,071	33,108

Purchases of invested assets	(14,543)	(18,366)	(32,333)	(34,518)

Income taxes received (paid)	(268)	(177)	(498)	(148)

Mortgage securitization (Note 4)	33	39	129	39

Other operating activities	692	696	(353)	(882)
Net cash provided by (used in) operating activities	1,901	403	674	833
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(21)	(28)	(52)	(5)

Investment in and transactions with joint ventures and associates	–	(1)	14	(3)

Dividends received from joint ventures and associates	17	14	31	20

Other investing activities	(51)	(53)	(85)	(102)
Net cash provided by (used in) investing activities	(55)	(68)	(92)	(90)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	161	–	164	(21)

Redemption of senior debentures and subordinated debt (Note 10)	(250)	–	(250)	(400)

Issuance of common shares on exercise of stock options	5	1	13	10

Common shares purchased for cancellation (Note 10)	(200)	(40)	(400)	(206)

Dividends paid on common and preferred shares	(331)	(308)	(650)	(604)

Payment of lease liabilities	(31)	–	(60)	–

Interest expense paid	(50)	(51)	(114)	(133)
Net cash provided by (used in) financing activities	(696)	(398)	(1,297)	(1,354)
Changes due to fluctuations in exchange rates	(81)	38	(158)	114

Increase (decrease) in cash and cash equivalents	1,069	(25)	(873)	(497)

Net cash and cash equivalents, beginning of period	5,252	5,484	7,194	5,956

Net cash and cash equivalents, end of period	6,321	5,459	6,321	5,459

Short-term securities, end of period	1,859	2,502	1,859	2,502
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$8,180	$7,961	$8,180	$7,961

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	41

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes (“IAS 12”) when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

3. Segmented Information

We have five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by Canada and Corporate to Asset Management, and product distribution fees paid by Asset Management to Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

42	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30, 2019 and June 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$389	$–	$–	$–	$7	$–	$396

Life insurance	1,277	401	–	510	22	–	2,210

Health insurance	1,415	1,055	–	8	4	–	2,482

Total gross premiums	3,081	1,456	–	518	33	–	5,088

Less: ceded premiums	381	170	–	52	5	–	608

Net investment income (loss)	2,096	932	19	855	227	(5)	4,124

Fee income	323	23	1,062	133	37	(36)	1,542

Total revenue	5,119	2,241	1,081	1,454	292	(41)	10,146
Less:

Total benefits and expenses	4,917	2,141	790	1,299	286	(41)	9,392

Income tax expense (benefit)	12	11	62	13	(8)	–	90

Total net income (loss)	$190	$89	$229	$142	$14	$–	$664

Less: Net income (loss) attributable to participating policyholders	42	(5)	–	8	–	–	45

Shareholders’ net income (loss)	$148	$94	$229	$134	$14	$–	$619

2018

Gross premiums:

Annuities	$439	$–	$–	$–	$6	$–	$445

Life insurance	1,195	404	–	579	23	–	2,201

Health insurance	1,321	925	–	7	2	–	2,255

Total gross premiums	2,955	1,329	–	586	31	–	4,901

Less: ceded premiums	382	147	–	52	5	–	586

Net investment income (loss)	980	25	(1)	(34)	69	(5)	1,034

Fee income	302	19	1,022	130	41	(37)	1,477

Total revenue	3,855	1,226	1,021	630	136	(42)	6,826
Less:

Total benefits and expenses	3,478	1,101	739	476	122	(42)	5,874

Income tax expense (benefit)	76	20	68	19	(1)	–	182

Total net income (loss)	$301	$105	$214	$135	$15	$–	$770

Less: Net income (loss) attributable to participating policyholders	39	–	–	2	–	–	41

Shareholders’ net income (loss)	$262	$105	$214	$133	$15	$–	$729

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	43

Results by segment for the six months ended June 30, 2019 and June 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$787	$1	$–	$–	$13	$–	$801

Life insurance	2,525	808	–	906	45	–	4,284

Health insurance	2,817	2,102	–	18	8	–	4,945

Total gross premiums	6,129	2,911	–	924	66	–	10,030

Less: ceded premiums	743	325	–	102	10	–	1,180

Net investment income (loss)	5,339	1,824	47	1,869	633	(13)	9,699

Fee income	631	44	2,052	259	72	(69)	2,989

Total revenue	11,356	4,454	2,099	2,950	761	(82)	21,538
Less:

Total benefits and expenses	10,883	4,198	1,531	2,701	751	(82)	19,982

Income tax expense (benefit)	(20)	43	120	26	9	–	178

Total net income (loss)	$493	$213	$448	$223	$1	$–	$1,378

Less: Net income (loss) attributable to participating policyholders	108	(5)	–	9	–	–	112

Shareholders’ net income (loss)	$385	$218	$448	$214	$1	$–	$1,266

2018

Gross premiums:

Annuities	$1,328	$–	$–	$–	$11	$–	$1,339

Life insurance	2,332	809	–	1,092	46	–	4,279

Health insurance	2,634	1,845	–	15	6	–	4,500

Total gross premiums	6,294	2,654	–	1,107	63	–	10,118

Less: ceded premiums	758	284	–	106	10	–	1,158

Net investment income (loss)	1,422	(258)	1	(318)	41	(12)	876

Fee income	602	33	2,070	263	79	(64)	2,983

Total revenue	7,560	2,145	2,071	946	173	(76)	12,819
Less:

Total benefits and expenses	6,944	1,950	1,510	655	160	(76)	11,143

Income tax expense (benefit)	118	30	137	23	(7)	–	301

Total net income (loss)	$498	$165	$424	$268	$20	$–	$1,375

Less: Net income (loss) attributable to participating policyholders	(13)	(36)	–	2	–	–	(47)

Shareholders’ net income (loss)	$511	$201	$424	$266	$20	$–	$1,422

44	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
June 30, 2019

Debt securities	$65,110	$13,567	$–		$78,677

Equity securities	$4,442	$408	$–		$4,850

Other invested assets	$2,918	$671	$1,506		$5,095

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$(1)	$2	$(3)	$4

Debt securities	2,131	(621)	5,038	(1,806)

Equity securities	86	209	507	36

Derivative investments	547	(183)	1,353	(717)

Other invested assets	(2)	17	47	41

Total change in fair value through profit or loss assets and liabilities	2,761	(576)	6,942	(2,442)

Fair value changes on investment properties	64	159	197	237

Foreign exchange gains (losses)(1)	(199)	12	(359)	224

Realized gains (losses) on property and equipment(2)	–	–	–	28

Fair value and foreign currency changes on assets and liabilities	$2,626	$(405)	$6,780	$(1,953)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $19 and $34 for the three and six months ended June 30, 2019, respectively ($1 and $5 for the three and six months ended June 30, 2018, respectively).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	45

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2019	December 31, 2018	June 30, 2018

Cash	$1,928	$2,089	$1,672

Cash equivalents	4,401	5,209	3,954

Short-term securities	1,859	2,208	2,502

Cash, cash equivalents and short-term securities	8,188	9,506	8,128

Less: Bank overdraft, recorded in Other liabilities	8	104	167

Net cash, cash equivalents and short-term securities	$8,180	$9,402	$7,961

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2019 are $1,458 and $1,481, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at June 30, 2019 are $1,582 and $1,623, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at June 30, 2019 and December 31, 2018 are $110 and $124, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2019 and December 31, 2018.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$7,581	$607	$–	$8,188	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,364	63,440	306	65,110	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,385	12,123	59	13,567	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,900	2,350	192	4,442	1,967	1,845	202	4,014

Equity securities – available-for-sale	239	134	35	408	398	186	36	620

Derivative assets	15	1,899	–	1,914	27	1,085	–	1,112

Other invested assets	1,034	260	2,295	3,589	898	183	2,241	3,322

Investment properties	–	–	7,229	7,229	–	–	7,157	7,157
Total invested assets	$13,518	$80,813	$10,116	$104,447	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	25,801	84,187	1,696	111,684	24,705	76,761	1,596	103,062
Total assets measured at fair value	$39,319	$165,000	$11,812	$216,131	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	13	1,791	–	1,804	11	2,284	–	2,295
Total liabilities measured at fair value	$13	$1,791	$2	$1,806	$11	$2,284	$3	$2,298

46	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,578	$15	$3,593	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	13,567	15	13,582	–	11,852	14	11,866

U.S. government and agency	1,364	128	1	1,493	1,253	125	2	1,380

Other foreign government	–	5,039	32	5,071	–	4,895	34	4,929

Corporate	–	36,281	201	36,482	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,515	1	1,516	–	1,464	3	1,467

Residential mortgage-backed securities	–	2,017	27	2,044	–	1,961	–	1,961

Collateralized debt obligations	–	139	–	139	–	143	–	143

Other	–	1,176	14	1,190	–	856	100	956
Total debt securities – fair value through profit or loss	$1,364	$63,440	$306	$65,110	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$1,783	$–	$1,783	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,219	–	1,219	–	1,199	–	1,199

U.S. government and agency	1,385	–	–	1,385	1,513	14	–	1,527

Other foreign government	–	766	1	767	–	716	1	717

Corporate	–	5,406	45	5,451	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	749	–	749	–	766	–	766

Residential mortgage-backed securities	–	448	–	448	–	386	–	386

Collateralized debt obligations	–	845	13	858	–	804	–	804

Other	–	907	–	907	–	883	–	883
Total debt securities – available-for-sale	$1,385	$12,123	$59	$13,567	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2019 and June 30, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	47

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2019

Beginning balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524

Included in net income(1)(2)(3)	–	–	2	(22)	(37)	48	(9)	24	15

Included in OCI(2)	–	2	–	2	7	–	11	–	11

Purchases	28	13	1	16	111	402	571	32	603

Sales	(2)	–	(4)	–	(34)	(190)	(230)	(14)	(244)

Settlements	(1)	–	–	–	–	–	(1)	–	(1)

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(18)	(14)	–	–	–	–	(32)	–	(32)

Foreign currency translation(5)	(2)	–	(2)	(1)	(12)	(30)	(47)	(17)	(64)
Ending balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$–	$2	$–	$(37)	$49	$16	$16	$32
June 30, 2018

Beginning balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047

Included in net income(1)(2)(3)	(6)	–	4	–	(10)	138	126	5	131

Included in OCI(2)	–	–	–	(6)	(1)	–	(7)	–	(7)

Purchases	54	61	–	1	86	88	290	78	368

Sales	(5)	–	–	(1)	(37)	(160)	(203)	(1)	(204)

Settlements	(12)	–	–	(1)	–	–	(13)	–	(13)

Transfers into Level 3(4)	10	13	–	–	–	–	23	3	26

Transfers (out) of Level 3(4)	(2)	(40)	–	–	–	–	(42)	–	(42)

Foreign currency translation(5)	1	1	2	–	9	28	41	(16)	25
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$4	$–	$(11)	$144	$136	$5	$141

48	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Included in net income(1)(2)(3)	9	–	(1)	(22)	(61)	155	80	22	102

Included in OCI(2)	–	4	–	2	9	–	15	–	15

Purchases	45	27	4	22	191	454	743	117	860

Sales	(11)	–	(5)	–	(61)	(471)	(548)	(18)	(566)

Settlements	(3)	–	–	–	–	–	(3)	–	(3)

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(102)	(14)	(4)	–	–	–	(120)	–	(120)

Foreign currency translation(5)	(5)	(1)	(4)	(3)	(24)	(66)	(103)	(21)	(124)
Ending balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$6	$–	$–	$–	$(61)	$174	$119	$8	$127
June 30, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Included in net income(1)(2)(3)	(8)	(2)	10	–	38	200	238	9	247

Included in OCI(2)	–	–	–	(6)	(6)	–	(12)	–	(12)

Purchases	61	102	5	1	253	332	754	202	956

Sales	(32)	–	–	(1)	(129)	(337)	(499)	(16)	(515)

Settlements	(13)	–	–	(1)	–	–	(14)	–	(14)

Transfers into Level 3(4)	11	13	–	1	–	–	25	4	29

Transfers (out) of Level 3(4)	(52)	(120)	–	–	–	–	(172)	–	(172)

Foreign currency translation(5)	4	1	4	1	20	75	105	7	112
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$11	$–	$37	$215	$262	$5	$267

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $64 and $197 for the three and six months ended June 30, 2019, respectively ($159 and $237 for the three and six months ended June 30, 2018, respectively), net of amortization of leasing commissions and tenant inducements of $16 and $42 for the three and six months ended June 30, 2019, respectively ($21 and $37 for the three and six months ended June 30, 2018, respectively).

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) as at June 30, 2019 and December 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	49

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2019			For the three months ended June 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$118,564	$3,601	$114,963	$111,931	$3,561	$108,370

Change in balances on in-force policies	2,869	84	2,785	(252)	(18)	(234)

Balances arising from new policies	372	35	337	380	35	345

Method and assumption changes	27	–	27	39	43	(4)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	3,268	119	3,149	167	60	107

Foreign exchange rate movements	(1,136)	(65)	(1,071)	441	50	391
Balances before Other policy liabilities and assets	120,696	3,655	117,041	112,539	3,671	108,868

Other policy liabilities and assets	7,032	555	6,477	6,835	602	6,233
Total Insurance contract liabilities and Reinsurance assets, end of period	$127,728	$4,210	$123,518	$119,374	$4,273	$115,101

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	6,442	67	6,375	(2,350)	(45)	(2,305)

Balances arising from new policies	1,433	73	1,360	1,939	67	1,872

Method and assumption changes	33	–	33	24	23	1
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	7,908	140	7,768	(387)	45	(432)

Foreign exchange rate movements	(2,114)	(138)	(1,976)	1,835	123	1,712
Balances before Other policy liabilities and assets	120,696	3,655	117,041	112,539	3,671	108,868

Other policy liabilities and assets	7,032	555	6,477	6,835	602	6,233
Total Insurance contract liabilities and Reinsurance assets, end of period	$127,728	$4,210	$123,518	$119,374	$4,273	$115,101

50	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2019		For the three months ended June 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$2	$2,620	$3	$2,564

Deposits	–	92	–	116

Interest	–	13	–	12

Withdrawals	–	(95)	–	(76)

Fees	–	(2)	–	(3)

Other	–	5	–	5

Foreign exchange rate movements	–	1	–	1

Balances, end of period	$2	$2,634	$3	$2,619

	For the six months ended June 30, 2019		For the six months ended June 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	181	–	246

Interest	–	28	–	26

Withdrawals	–	(229)	–	(175)

Fees	–	(3)	–	(5)

Other	–	10	–	10

Foreign exchange rate movements	(1)	1	–	–

Balances, end of period	$2	$2,634	$3	$2,619

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Balances, beginning of period	$514	$557	$515	$562

Change in liabilities on in-force policies	5	(14)	14	(35)

Foreign exchange rate movements	(10)	4	(20)	20

Balances, end of period	$509	$547	$509	$547

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Maturities and surrenders	$766	$588	$1,427	$1,255

Annuity payments	482	465	954	934

Death and disability benefits	1,053	1,021	2,115	2,090

Health benefits	1,794	1,599	3,464	3,159

Policyholder dividends and interest on claims and deposits	258	301	513	538

Total gross claims and benefits paid	$4,353	$3,974	$8,473	$7,976

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	51

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Recovered claims and benefits	$465	$468	$933	$946

Commissions	17	17	33	36

Reserve adjustments	–	14	5	25

Operating expenses and other	21	20	40	40
Reinsurance (expenses) recoveries	$503	$519	$1,011	$1,047

8. Fee Income

Fee income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Fee income from insurance contracts	$247	$233	$482	$470

Fee income from service contracts:

Distribution fees	205	207	399	420

Fund management and other asset-based fees	891	836	1,724	1,730

Administrative service and other fees	199	201	384	363
Total fee income	$1,542	$1,477	$2,989	$2,983

Distribution fees and Fund management and other asset-based fees are primarily earned in Asset Management. Administrative service and other fees are primarily earned in Canada. The fee income by business segment is presented in Note 3.

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
		%		%		%		%

Total net income (loss)	$664		$770		$1,378		$1,375

Add: Income tax expense (benefit)	90		182		178		301
Total net income (loss) before income taxes	$754		$952		$1,556		$1,676

Taxes at the combined Canadian federal and provincial statutory income tax rate	$200	26.5	$254	26.8	$412	26.5	$448	26.8

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(34)	(4.5)	(46)	(4.8)	(56)	(3.6)	(89)	(5.3)

Tax exempt investment income	(40)	(5.3)	(37)	(3.9)	(146)	(9.4)	(58)	(3.5)

Adjustments in respect of prior periods, including resolution of tax disputes	(9)	(1.2)	6	0.6	(17)	(1.1)	(6)	(0.4)

Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.1	–	–	6	0.4	–	–

Tax rate and other legislative changes	2	0.3	–	–	2	0.1	–	–

Other	(30)	(4.0)	5	0.4	(23)	(1.5)	6	0.4
Total tax expense (benefit) and effective income tax rate	$90	11.9	$182	19.1	$178	11.4	$301	18.0

52	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory tax rate decreased from 26.75% (rounded to 26.8% in the table above) in 2018 to 26.5% in 2019 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended June 30, 2019 relates mainly to the finalization of and amendments to prior years’ tax filings, and for the six months ended June 30, 2019 relates mainly to the resolution of tax audits. In the three months ended June 30, 2018, the adjustments related primarily to the resolution of tax audits, as well as the finalization of the prior years’ tax filings, and for the six months ended June 30, 2018, included the resolution of tax audits.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Other for the six months ended June 30, 2019 and June 30, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. In the three months ended June 30, 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at June 30, 2019, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at June 30, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	53

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the six months ended
	June 30, 2019		June 30, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582

Stock options exercised	0.4	16	0.2		12

Common shares purchased for cancellation(1)	(7.9)	(107)	(3.8	)(2)	(55)

Common shares issued as consideration for business acquisition	–	–	0.1		4
Balance, end of period	591.0	$8,328	607.0		$8,543

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares of SLF Inc. (“common shares”) between August 14, 2018 and August 13, 2019 (the “2018 NCIB”) and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Effective May 14, 2019, SLF Inc. amended the 2018 NCIB to increase the number of common shares that it may purchase and cancel from 14 million to 18 million. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. On December 10, 2018, in connection with the 2018 NCIB, SLF Inc. implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares. Under the automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2018 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. For the six months ended June 30, 2019, SLF Inc. purchased and cancelled approximately 7.8 million common shares at an average price per share of $51.38 for a total amount of $400 under the 2018 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures in accordance with the redemption terms attached to such debentures.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in Canada and $39 (US$30) in U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in Canada and $35 (US$28) in U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

54	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2019	December 31, 2018

Segregated and mutual fund units	$97,083	$89,049

Equity securities	10,343	9,771

Debt securities	3,823	3,448

Cash, cash equivalents and short-term securities	526	711

Investment properties	386	400

Mortgages	23	23

Other assets	182	156

Total assets	$112,366	$103,558

Less: Liabilities arising from investing activities	682	496

Total investments for account of segregated fund holders	$111,684	$103,062

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Balances, beginning of period	$103,265	$98,943	$6,746	$7,278

Additions to segregated funds:

Deposits	2,852	2,683	20	20

Net transfer (to) from general funds	(96)	(74)	–	–

Net realized and unrealized gains (losses)	2,017	2,713	144	290

Other investment income	323	249	56	52
Total additions	$5,096	$5,571	$220	$362

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	2,587	2,484	163	173

Management fees	263	249	13	17

Taxes and other expenses	90	83	4	4

Foreign exchange rate movements	253	202	270	250
Total deductions	$3,193	$3,018	$450	$444

Net additions (deductions)	1,903	2,553	(230)	(82)
Balances, end of period	$105,168	$101,496	$6,516	$7,196

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	55

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	5,893	6,056	43	42

Net transfers (to) from general funds	(181)	(91)	–	–

Net realized and unrealized gains (losses)	9,628	1,614	628	(14)

Other investment income	563	568	83	97
Total additions	$15,903	$8,147	$754	$125

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	6,319	5,291	312	331

Management fees	505	500	26	31

Taxes and other expenses	187	135	9	2

Foreign exchange rate movements	387	(154)	290	(164)
Total deductions	$7,398	$5,772	$637	$200

Net additions (deductions)	8,505	2,375	117	(75)
Balances, end of period	$105,168	$101,496	$6,516	$7,196

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Revenue	$52	$8,997	$1,700	$(603)	$10,146

Shareholders’ net income (loss)	$619	$350	$250	$(600)	$619

June 30, 2018

Revenue	$91	$5,736	$1,122	$(123)	$6,826

Shareholders’ net income (loss)	$729	$517	$159	$(676)	$729

For the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Revenue	$107	$19,271	$3,331	$(1,171)	$21,538

Shareholders’ net income (loss)	$1,266	$770	$456	$(1,226)	$1,266

June 30, 2018

Revenue	$185	$10,651	$1,945	$38	$12,819

Shareholders’ net income (loss)	$1,422	$982	$336	$(1,318)	$1,422

56	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Invested assets	$23,959	$148,499	$7,535	$(23,359)	$156,634

Total other general fund assets	$4,107	$22,933	$10,409	$(19,758)	$17,691

Investments for account of segregated fund holders	$–	$111,631	$53	$–	$111,684

Insurance contract liabilities	$–	$127,870	$9,039	$(9,181)	$127,728

Investment contract liabilities	$–	$3,145	$–	$–	$3,145

Total other general fund liabilities	$4,381	$22,418	$5,676	$(13,681)	$18,794

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Common shareholders’ net income (loss) for basic earnings per share	$595	$706	$1,218	$1,375

Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$597	$708	$1,223	$1,380

Weighted average number of common shares outstanding for basic earnings per share (in millions)	$593	$607	$595	$609

Add: dilutive impact of stock options(2) (in millions)	1	1	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	$598	$612	$600	$614

Basic earnings (loss) per share	$1.00	$1.16	$2.05	$2.26

Diluted earnings (loss) per share	$1.00	$1.16	$2.04	$2.25

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for both the three and six months ended June 30, 2019, because these stock options were anti-dilutive for the period (1 million for both the three and six months ended June 30, 2018).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	57

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended June 30, 2019			For the three months ended June 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,643	$(259)	$1,384	$1,327	$138	$1,465

Unrealized gains (losses) on available-for-sale assets	195	149	344	156	(93)	63

Unrealized gains (losses) on cash flow hedges	(15)	3	(12)	(12)	(1)	(13)

Share of other comprehensive income (loss) in joint ventures and associates	4	(24)	(20)	(14)	(41)	(55)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(306)	(57)	(363)	(285)	27	(258)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,666	$(188)	$1,478	$1,317	$30	$1,347
Total attributable to:

Participating policyholders	$13	$(1)	$12	$11	$1	$12

Shareholders	1,653	(187)	1,466	1,306	29	1,335
Total	$1,666	$(188)	$1,478	$1,317	$30	$1,347

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(539)	$1,384	$1,012	$453	$1,465

Unrealized gains (losses) on available-for-sale assets	(56)	400	344	346	(283)	63

Unrealized gains (losses) on cash flow hedges	(21)	9	(12)	(11)	(2)	(13)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	4	(20)	(31)	(24)	(55)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(100)	(363)	(347)	89	(258)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(226)	$1,478	$1,114	$233	$1,347
Total attributable to:

Participating policyholders	$14	$(2)	$12	$9	$3	$12

Shareholders	1,690	(224)	1,466	1,105	230	1,335
Total	$1,704	$(226)	$1,478	$1,114	$233	$1,347

58	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

16. Subsequent Events

On July 1, 2019, we acquired 56% of BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies (“Bentall Kennedy”) and GreenOak Real Estate (“GreenOak”), a global real estate investment firm. The former GreenOak shareholders hold the remaining interest in BGO. Total consideration of $411 (US$314) included approximately $192 (US$146) in cash and 44% of our interest in Bentall Kennedy which, valued on a discounted cash flow basis, represents consideration of $219 (US$168).

This transaction has two additional components:

A.

We have a call option to acquire the remaining outstanding shares in BGO commencing in 2026, and BGO minority shareholders have the option to require us to purchase their shares (“put option”) in 2027. The put option liability of $948 (US$724) will be recognized in Other liabilities.

B.

In addition to our 56% ownership interest in BGO, we have acquired the right to 75% of former GreenOak shareholders’ share of BGO’s earnings for the period from July 2019 to December 2027, entitling us to a total of 90% of BGO’s earnings over that period. Consideration is to be paid in quarterly installments over that period and we will recognize an amount of $460 (US$351) in Other liabilities at inception.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	59

Due to the recent close of this transaction, the fair value determination and purchase accounting have not been completed. The following table outlines the estimated impact to Total shareholders’ equity relating to the acquisition and the additional components:

Impact on Total shareholders’ equity

Cash consideration	$(192)

Estimated net assets acquired, including goodwill, intangible assets and deferred tax	750

Additional components:

Put option liability	(948)

Deferred payments liability	(460)
Estimated impact on Total shareholders’ equity	$(850)

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures matured and SLF Inc. repaid all of the outstanding $300 principal amount of such debentures together with all accrued and unpaid interest.

On July 31, 2019, SLF Inc. announced that, subject to the approval of OSFI and the Toronto Stock Exchange (“TSX”), it intends to launch a new normal course issuer bid to purchase for cancellation up to 15 million of its common shares (the “2019 NCIB”). The 2019 NCIB is expected to commence on August 14, 2019 and continue until August 13, 2020, or such earlier date as SLF Inc. may determine or as SLF Inc. completes its purchases pursuant to the 2019 NCIB. Purchases under the 2019 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases under the 2019 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2019 NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the 2019 NCIB will be cancelled. The 2019 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

60	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)